60 East 42nd St. Associates L.L.C.

c/o Wien & Malkin llc

60 East 42ND Street

New York, New York 10165

Telephone: (212) 687-8700

Telecopier: (212) 986-7679

March 21, 2007

To Participants in 60 East 42nd St. Associates L.LC. ("Associates"):

As you may be aware, a group of bidders not related to Associates or Wien & Malkin recently commenced an unsolicited partial tender offer (the "MPF Offer") to purchase up to 135 participation Units in Associates. Although the offering materials provide little information about the bidders, the materials say the bidders are generally affiliated with a company called MacKenzie Patterson Fuller, LP ("MPF"). We previously sent to you a letter and a Schedule 14D-9 recommending that you reject the MPF Offer and detailing our reasons for that recommendation.

In response to the MPF Offer, Wien & Malkin 60 East 42nd St. Acquisition L.L.C., an entity newly formed by Peter L. Malkin and Anthony E. Malkin, has made an offer to purchase up to 135 Units (the "Wien & Malkin Offer") at a price that matches the MPF Offer. The Wien & Malkin Offer states it does NOT recommend you sell pursuant to either the Wien & Malkin Offer or the MPF Offer, and the Wien & Malkin Offer is being made simply to allow any investor who wants to sell at the MPF price the ability to do so to a Wien & Malkin-sponsored purchaser whose principals are known to the investor and have a longstanding, supportive relationship to Associates, rather than selling to MPF whose identity and intentions are largely unknown to Participants.

For the reasons detailed in the enclosed Schedule 14D-9 and our previous Schedule 14D-9 with respect to the MPF Offer, we recommend, consistent with the recommendation in the Wien & Malkin Offer, that you NOT tender your Units in response to either the Wien & Malkin Offer or the MPF Offer.

We urge you to consult your personal financial and tax advisers before taking any action on either the Wien & Malkin Offer or the MPF Offer. Should you wish separately to speak with anyone at the Supervisor Wien & Malkin, please feel free to call Alvin Silverman or Ned Cohen at 212-687-8700.

Very truly yours,

60 EAST 42ND ST. ASSOCIATES L.L.C.

/s/ Peter L. Malkin	/s/ Anthony E. Malkin
Peter L. Malkin	Anthony E. Malkin
Chairman, Wien & Malkin LLC	President, Wien & Malkin LLC